FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month January, 2008

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Unaudited financial results (provisional) (Indian GAAP) for the quarter and nine months ended December 31, 2007.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
January 27, 2008	Title:	Chief Financial Officer

Exhibit 1

Rishabh Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12858

27 January 2008

Sir,

Sub:	Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter and nine months ended 31 December 2007.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter and nine months ended 31 December 2007, which has been taken on record by the Board of Directors in their Meeting held on 27 January 2008.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037, 22721039/41.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Mr. Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Mr. Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan / Mr. Rajesh Chawathe, for SEC information requirements.

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE

MONTHS ENDED DECEMBER 31, 2007

(Rs. in crores)

	Particulars	For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31
		2007	2006	2007	2006	2007
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services	1,040.74	1,065.65	3,021.07	2957.61	4,041.83
2	Other Income	72.78	46.60	153.16	116.30	202.74

3	Total Income (1 + 2)	1,113.52	1,112.25	3,174.23	3,073.91	4,244.57

4	Expenditure
	a. Network Costs	624.29	583.05	1,877.67	1,635.85	2,204.47
	b. Operating and Other Expenses	192.71	132.20	504.51	440.97	663.07
	c. Salaries and Related Costs	70.21	72.89	204.00	190.06	243.69
	d. Depreciation and Amortisation	101.94	91.63	294.28	286.57	391.33
	e. Total Expenditure (4a to 4d)	989.15	879.77	2,880.46	2,553.45	3,502.56
5	Interest (net)	(7.06)	0.72	(13.08)	4.14	2.53

6	Profit before taxes and exceptional items (3 - 4e + 5)	117.31	233.20	280.69	524.60	744.54
7	Exceptional Items:
	a. Expenditure on Voluntary Retirement Scheme/Voluntary Separation Scheme	—	20.19	—	20.19	23.86
	b. Fixed Assets written off	—	—	11.70	—	8.05
	c. Revision in Pricing Arrangements (refer note 2)	103.57	—	—	—	—

8	Profit Before Taxes (6 – 7)	13.74	213.01	268.99	504.41	712.63

9	Tax Expense	4.22	70.73	93.89	167.11	244.07

10	Net Profit (8 – 9)	9.52	142.28	175.10	337.30	468.56

11	Paid up Equity Share Capital (Face value of Rs.10 per share)	285.00	285.00	285.00	285.00	285.00
12	Reserves excluding revaluation reserve	—	—	—	—	5,865.59

13	Earnings per Share (EPS)
	a. Basic and diluted earnings per share before exceptional items (Rs.) (not annualised)	2.73	5.46	6.41	12.30	17.18
	b. Basic and diluted earnings per share after exceptional items (Rs.) (not annualised)	0.33	4.99	6.14	11.84	16.44
14	Aggregate of public shareholding
	a. Number of shares	48,269,458	49,681,638	48,269,458	49,681,638	50,119,540
	b. Percentage of shareholding	16.94	17.43	16.94	17.43	17.59

B. SEGMENT INFORMATION:

(Rs. in crores)

Particulars	For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31
	2007	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	521.27	602.20	1,526.81	1,642.62	2,216.86
Enterprise and Carrier Data	407.15	343.76	1,109.39	989.19	1,380.66
Others	112.32	119.69	384.87	325.80	444.31

Total	1,040.74	1,065.65	3,021.07	2,957.61	4,041.83

Segment result
Wholesale Voice	(16.45)	105.10	(63.15)	290.44	423.03
Enterprise and Carrier Data	368.98	289.85	981.74	811.14	1,134.11
Others	43.79	50.47	178.83	117.01	146.67

Total	396.32	445.42	1,097.42	1,218.59	1,703.81

Less:
(i) Interest (net)	(7.06)	0.72	(13.08)	4.14	2.53
(ii) Other Unallocable Expense (net)	(271.95)	(212.94)	(803.65)	(698.13)	(961.80)

Profit before taxes and exceptional items	117.31	233.20	280.69	524.60	744.54

Exceptional expenses	103.57	20.19	11.70	20.19	31.91

Profit before taxes	13.74	213.01	268.99	504.41	712.63

Tax Expense	4.22	70.73	93.89	167.11	244.07

Net Profit	9.52	142.28	175.10	337.30	468.56

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and license fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which are not allocable to segments have been classified as “Other Unallocable Expense (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results for the quarter and nine months ended December 31, 2007 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors of the Company at their meeting held on January 27, 2008.

2.	Based on a periodic review of the Company’s business delivery model, the Company’s pricing arrangements were revised with effect from April 1, 2007 and a net charge of Rs 103.57 crores relating to the period upto September 30, 2007 has been recorded in the results for the quarter ended December 31, 2007.

3.	Other Income for the quarter and nine months ended December 31, 2007 includes reimbursement due towards NLD licence fees Rs 27.16 crores relating to earlier years.

4.	The Board of Directors of the Company in their meeting held on March 14, 2007 had approved a Scheme of Arrangement (“Scheme”) to hive off its Retail Business Undertaking to its wholly owned subsidiary, VSNL Internet Services Ltd. (formerly DIL Internet Limited). In continuation of this process, as per the order dated June 15, 2007 of the Honorable High Court of Judicature at Bombay the Company had convened a meeting of its Equity shareholders and unsecured creditors on August 2, 2007. Equity shareholders and creditors have approved the scheme unanimously. Matter is pending before the High Court for further directions.

5.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

6.	Investor Complaint status:

Outstanding as on October 1, 2007	Total received during the quarter ended December 31, 2007	Total resolved during the quarter ended December 31, 2007	Outstanding as on December 31, 2007
Nil	1	1	Nil

For Videsh Sanchar Nigam Limited

N. SRINATH

MANAGING DIRECTOR &

CHIEF EXECUTIVE OFFICER

Place    : Mumbai.

Date     : January 27, 2008